UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number: 001-34984

First Majestic Silver Corp.

(Translation of registrant’s name into English)

925 West Georgia Street, Suite 1800

Vancouver, B.C. V6C 3L2

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

EXPLANATORY NOTE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference as an Exhibit to the Registration Statement on Form F-10 of First Majestic Silver Corp. (File No. 333-227855).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Equity Distribution Agreement, dated December 27, 2018

99.2	News Release, dated December 27, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MAJESTIC SILVER CORP.

Date: December 28, 2018	By:	/s/ Raymond L. Polman
	Name: Title:	Raymond L. Polman Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Equity Distribution Agreement, dated December 27, 2018

99.2	News Release, dated December 27, 2018